                                                                    EXHIBIT 99.1

                                                           [English Translation]
                                                                    May 12, 2003

                              HANARO TELECOM, INC.

                       SUBSCRIBER NUMBERS FOR APRIL 2003

On May 12, 2003, Hanaro Telecom, Inc. announced its subscriber numbers for April 2003.

The number of broadband subscribers is based on the number of billing subscribers, whereas the number of voice and leased line subscribers is based on the number of subscriber lines.

1.   BROADBAND
--------------------------------------------------------------------------------
                                                              Subscriber
                                                        ------------------------
     Residential          ADSL                                 1,194,691
------------------------- ----------------------------- ------------------------
                          Cable Modem                          1,630,684
                          ----------------------------- ------------------------
           Sub Total                                           2,825,375
--------------------------------------------------------------------------------
     Corporate            ADSL                                    19,877
------------------------- ----------------------------- ------------------------
                          Cable Modem                              2,813
                          ----------------------------- ------------------------
           Sub Total                                              22,690
--------------------------------------------------------------------------------
           VDSL                                                   80,711
--------------------------------------------------------------------------------
           LMDS                                                   36,399
--------------------------------------------------------------------------------
           Wireless LAN                                           11,445
--------------------------------------------------------------------------------
           Total                                               2,976,620
--------------------------------------------------------------------------------
           Net Addition                                            2,699
--------------------------------------------------------------------------------
Note) The number of Wireless LAN ID subscribers is 22,263.


2.   VOICE
--------------------------------------------------------------------------------
                                                            Subscriber Lines
                                                        ------------------------
           Residential                                           706,768
--------------------------------------------------------------------------------
           Corporate                                             269,430
--------------------------------------------------------------------------------
           VoIP                                                   20,498
--------------------------------------------------------------------------------
           Total                                                 996,696
--------------------------------------------------------------------------------
           Net Addition                                           23,369
--------------------------------------------------------------------------------


3.   LEASED LINE
--------------------------------------------------------------------------------
                                                            Subscriber Lines
                                                        ------------------------
           Leased line                                             3,073
--------------------------------------------------------------------------------
           Internet dedicated                                      3,919
--------------------------------------------------------------------------------
           LMDS                                                       15
--------------------------------------------------------------------------------
           International leased line                                  44
--------------------------------------------------------------------------------
           Total                                                   7,051
--------------------------------------------------------------------------------
           Net Addition                                               52
--------------------------------------------------------------------------------


4.   TOTAL
--------------------------------------------------------------------------------
           Total                                               3,980,367
--------------------------------------------------------------------------------
           Net Addition                                           26,120
--------------------------------------------------------------------------------